UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

HeartWare International, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422368100		13G

1	Names of Reporting Persons Muneer A. Satter I.R.S. Identification Nos. of Above Persons:

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,053,500

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 1,053,500

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 7.60%

12	Type of Reporting Person IN

CUSIP No. 422368100	13G

Item 1(a)	Name of Issuer: HeartWare International, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 205 Newbury Street Framingham, MA 01701

Item 2(a)

Name of Person Filing:

Muneer A. Satter, as trustee or investment advisor (or immediate family member of another trustee) for each of the following trusts:

•      Muneer A. Satter Revocable Trust dated November 3, 2000

•      The Satter Foundation

•      Satter Children’s Trust dated September 27, 2002

•      Satter Family Trust dated July 25, 2000

•      Kristen Hayler Hertel Revocable Trust dated November 29, 2001

•      Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000

•      Albus Satter Insurance Trust dated November 3, 2000

•      Anne-Carole Witort Insurance Trust dated November 3, 2000

•      Rose Shereen Fuqua Insurance Trust dated November 3, 2000

•      Rabi H. Satter Insurance Trust dated November 3, 2000

•      John Wood Trust

Item 2(b)	Address of Principal Business Office or, if none, Residence: 71 S. Wacker Dr., Suite 500 Chicago, IL 60606
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Common Stock, par value $.001 per share
Item 2(e)	CUSIP No.: 422368100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

CUSIP No. 422368100	13G

Item 4	Ownership:
(a)

Amount beneficially owned:

Mr. Satter may be deemed the beneficial owner of 1,053,500 shares as a result of his (and/or his immediate family members’) voting and dispositive power over:

(i) 550,000 shares owned by the Muneer A. Satter Revocable Trust dated November 3, 2000 for which Mr. Satter is the trustee; (ii) 215,000 shares owned by the Satter Foundation for which Mr. Satter is a trustee; (iii) 225,000 shares owned by the Satter Children’s Trust dated June 10, 2002 for which Mr. Satter is the investment advisor; (iv) 40,000 shares owned by the Satter Family Trust dated June 10, 2005 for which Mr. Satter is the investment advisor; (v) 7,000 shares owned by the Kristen Hayler Hertel Revocable Trust dated November 29, 2001 for which  a member of Mr. Satter’s immediate family acts as the trustee; (vi) 3,000 shares owned by the Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; (vii) 2,000 shares owned by the Abdus Satter Insurance Trust dated November 3, 2000 for which a member of Mr. Satter’s immediate family is the trustee; (viii) 3,000 shares owned by the Anne-Carole Witort Insurance Trust dated November 3, 2000 for which Mr. Satter is the trustee; (ix) 3,000 shares owned by the Rose Shereen Fuqua Insurance Trust dated November 3, 2000 for which a member of Mr. Satter’s immediately family is the trustee; (x) 3,000 shares owned by the Rabi H. Satter Insurance Trust dated November 3, 2000 for which a member of Mr. Satter’s immediate family is the trustee; and (xi) 2,500 shares owned by the John Wood Trust for which a member of Mr. Satter’s immediate family is the trustee.  Mr. Satter expressly disclaims beneficial ownership of all such shares other than as attributed to him as a result of his sole voting and dispositive power of each trust.

(b) Percent of class: 7.60%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 1,053,500
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or direct the disposition of: 1,053,500
(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 422368100	13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011
(Date)

/s/ Muneer A. Satter
(Signature)

Muneer A. Satter
(Name)

Trustee for (i) Muneer A. Satter Revocable Trust dated November 3, 2000, (ii) the Satter Foundation; (iii) Gordon and Barbara Anne Hertel Insurance Trust dated November 3, 2000; and (iv) Anne-Carole Witort Insurance Trust dated November 3, 2000.

(Title)